Jefferies Group, Inc.

520 Madison Avenue

New York, New York 10022

June 7, 2012

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the Fiscal Year Ended November 30, 2011 Filed January 27, 2012 File Number 001-14947

Dear Ms. Hayes:

Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated April 23, 2012, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc.

We have been asked by the staff to provide additional information to supplement our responses to comments 1 and 3 contained in our May 2, 2012 response letter. The staff’s comments are copied below in italics for your reference, and are followed by our responses. The captions below correspond to those used in the comment letter.

Form 10-K for Fiscal Year Ended November 30, 2011

Item 1A. Risk Factors, page 7

Our expansion in the commodities futures business presents various risks, page 7

1.	Your discussion states that the business you acquired presents many operational and financial risks, including your obligation to pay, or reimburse and indemnify Prudential Financial’s affiliates that provided financial guarantees and other credit support. Please identify all the known material operational and financial risks presented by this acquisition or revise the risk factor discussion to remove the reference to other risks that are not described.

This risk factor was included in our Form 10-K for the year in which we made the acquisition of the Global Commodities Group from Prudential Financial, Inc. We do not currently intend to retain this risk factor in future filings. Additionally, as stated in our response to comment 2 in our May 2, 2012 response letter, we do not expect that we will be required to make any such reimbursement or indemnification payments to Prudential Financial, and furthermore, do not expect to make any additional disclosures relating to such obligation.

Recent new legislation and new and pending regulations may significantly…, page 7

3.	We note that your disclosure in this section refers only generally to the potential risks associated with recent and new legislation and regulations. Please revise your disclosure in future filings to disclose what significant new legislation presents material risks to you, including how the increased regulation of derivatives and proprietary trading activities may adversely affect your results of operations. Please also revise your risk factor on page 11 (“Our international operations subject us to numerous risks…”) to discuss, as appropriate, the legislation and regulations applicable to your operations outside of the United States. In this regard, we note that approximately 19 percent of your net revenues for 2011 were substantially attributable to your operations in the United Kingdom, but that your existing disclosure lacks a discussion of the risks attributable to legislation and regulation in the U.K.

We have been asked telephonically by the staff to update the relevant risk factors in response to the comment above.

Recent legislation and new and pending regulation may significantly affect our business.

Recent market and economic conditions have led to legislation and regulation affecting the financial services industry. These legislative and regulatory initiatives will affect not only us, but also our competitors and certain of our clients. These changes could eventually have an effect on our revenue and profitability, limit our ability to pursue certain business opportunities, impact the value of assets that we hold, require us to change certain business practices, impose additional costs on us, and otherwise adversely affect our business. Accordingly, we cannot provide assurance that new legislation and regulation will not eventually have an adverse effect on our business, results of operations, cash flows and financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010. Title VII of the Dodd-Frank Act and the rules and regulations adopted and to be adopted by the SEC and CFTC introduce a comprehensive regulatory regime for swaps and security-based swaps (both of which are defined terms). We currently expect that we will be required to register as a swap dealer with the CFTC and as a security-based swap dealer with the SEC. The new laws and regulations subject certain swaps and security-based swaps to clearing and exchange trading requirements and position limits, and will subject dealers such as us to significant new burdens including (i) new capital and margin requirements, (ii) reporting, recordkeeping and internal conduct requirements, (iii) detailed business conduct requirements in dealings with swap counterparties (which are particularly onerous when the counterparty is a special entity such as a federal, state, or municipal entity, an ERISA plan, a government employee benefit plan or an endowment), and (iv) large trader position reporting requirements. The final rules under Title VII, including those rules that have already been adopted, for both cleared and uncleared transactions will impose increased capital and margin requirements on our registered entities and require additional operational and compliance costs and resources that will likely affect our business.

Section 619 of the Dodd-Frank Act (Volcker Rule) and section 716 of the Dodd-Frank Act (swaps push-out rule) limit proprietary trading of certain securities and swaps by banking entities such as banks, bank holding companies and similar institutions. Although we are not a banking entity and are not otherwise subject to these rules, some of our clients and many of our counterparties are affiliated with bank holding companies and will be subject to these restrictions. These sections of the Dodd-Frank Act and the regulations that are adopted to implement them could negatively affect the swaps and securities markets by reducing their depth and liquidity and thereby affect pricing in these markets. Other negative effects could result from an expansive extraterritorial application of the Volcker Rule and/or insufficient international coordination with respect to adoption of rules for derivatives in other jurisdictions. We will not know the exact impact that these changes in the markets will have on our business until after the final rules are implemented.

The Dodd-Frank Act, in addressing systemic risks to the financial system, charges the Federal Reserve with drafting enhanced regulatory requirements for systemically important bank holding companies and certain other nonbank financial companies designated as systemically important by the Financial Stability Oversight Council. The enhanced requirements proposed by the Federal Reserve include capital requirements, liquidity requirements, limits on credit exposure concentrations and risk management requirements. We do not believe that we will be deemed to be a systemically important nonbank financial company under the new legislation and therefore will not be directly impacted. However, there will be an indirect impact to us as the new regulations will most likely effect our competitors, counterparties and certain of our clients.

Extensive international regulation of our business limits our activities, and, if we violate these regulations, we may be subject to significant penalties.

The financial services industry is subject to extensive laws, rules and regulation in every country in which we operate. Firms that engage in securities trading,

commodity futures brokerage, asset management and investment banking must comply with the laws, rules and regulations imposed by the governing country, state, regulatory bodies and self-regulatory bodies with governing authority over such activities. Such laws, rules and regulations cover all aspects of the financial services business, including sales and trading methods, trade practices, use and safekeeping of customers’ funds and securities, capital structure, anti-money laundering efforts, recordkeeping and the conduct of directors, officers and employees.

Each of our regulators engages in a series of periodic and special exams to monitor compliance with such laws, rules and regulations. In addition, if there are instances in which our regulators question our compliance with laws, rules, and regulations, they will investigate the facts and circumstances to determine whether we have complied. At any moment in time, we may be subject to one or more such exams, investigations, or similar reviews. At this time, all such exams, investigations, and similar reviews are insignificant in scope and absolutely immaterial to us. However, there can be no assurance that, in the future, the operations of our businesses will not violate such laws, rules, and regulations and that related exams, investigations, and similar reviews could result in regulatory enforcement actions and fines.

Additional legislation, changes in rules, changes in the interpretation or enforcement of existing laws and rules, or the entering into businesses that subject us to new rules and regulations may directly affect our business, results of operations and financial condition.

In the UK, our primary regulator, the UK Financial Services Authority (“FSA”), is in the process of moving to its new “twin peaks” model with a clear separation between conduct of business and prudential regulation. This move mirrors the UK government’s proposal to transfer prudential supervision of the more systemically important institutions from the FSA to the Prudential Regulation Authority (“PRA”), a subsidiary of The Bank of England, and for the FSA (to be renamed the Financial Conduct Authority (“FCA”)) to focus on consumer protection and market regulation as well as prudential supervision of all other regulated financial institutions. It is currently expected that this transfer will take place in 2013. The Financial Services Bill, which will formally implement the PRA and FCA, is currently making its way through parliament. Our regulated UK subsidiaries, Jefferies International Limited and Jefferies Bache Limited, are maintaining a close dialogue with the FSA as it implements these changes.

We continue to monitor the impact that the Basel Accords will have on us. The latest update issued by the Basel Committee on Banking Supervision in December 2010, known as Basel III, has recommended strengthening capital and liquidity rules. In response, the European Commission is in the process of implementing amendments to its Capital Requirements Directive known as CRD IV. Changes under CRD IV are expected to start to come into effect in January 2013 and we continue to monitor the potential impact on both Jefferies International Limited and Jefferies Bache Limited.

The European Market Infrastructure Regulation was adopted by the European Parliament in March 2012 and will be effective in the UK by the end of 2012. In common with the Dodd-Frank Act in the US, these rules are intended, amongst other things, to reduce counterparty risk by requiring that all standardized over-the-counter derivatives are cleared through a central counterparty. We are reviewing the new rules and the guidance expected to be finalized by September 2012 to assess the impact on us.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary